-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

  For the fiscal year ended June 30, 1998

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

  For the transition period from        to

  Commission file number 1-4802

             BECTON, DICKINSON AND COMPANY SAVINGS INCENTIVE PLAN
                           (FULL TITLE OF THE PLAN)

                         BECTON, DICKINSON AND COMPANY
           (NAME OF ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

            1 Becton Drive                           07417-1880
      Franklin Lakes, New Jersey                     (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
               OFFICER)

                                (201) 847-6800
                              (TELEPHONE NUMBER)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

1.  FINANCIAL STATEMENTS AND SCHEDULES.

    The following financial data for the Plan are submitted herewith:

    Report of Independent Auditors

    Statements of Net Assets Available for Benefits, with Fund Information as of June 30, 1998 and 1997

    Statement of Changes in Net Assets Available for Benefits, with Fund Information for the year ended June 30, 1998

    Notes to Financial Statements

    Item 27a--Schedule of Assets Held for Investment Purposes as of June 30,
    1998

    Item 27d--Schedule of Reportable Transactions for the year ended June 30,
    1998

2.1 EXHIBITS.

    See Exhibit Index for a list of Exhibits filed or incorporated by reference as part of this report.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                  Audited Financial Statements and Schedules

                                 June 30, 1998



                                   CONTENTS

Report of Independent Auditors....................................................   F-1

Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information as
  of June 30, 1998 and 1997.......................................................   F-2
Statement of Changes in Net Assets Available for Benefits, with Fund Information
  for the year ended June 30, 1998................................................   F-4
Notes to Financial Statements.....................................................   F-5

Schedules

Item 27a--Schedule of Assets Held for Investment Purposes as of June 30, 1998.....  F-13
Item 27d--Schedule of Reportable Transactions for the year ended June 30, 1998....  F-15


                         Report of Independent Auditors

Savings Incentive Plan Committee
Becton, Dickinson and Company

We have audited the accompanying statements of net assets available for benefits of the Becton, Dickinson and Company Savings Incentive Plan as of June 30, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1998 and 1997, and the changes in its net assets available for benefits for the year ended June 30, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of June 30, 1998, and schedule of reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Hackensack, New Jersey
December 4, 1998

                         Becton, Dickinson and Company
                            Savings Incentive Plan

     Statement of Net Assets Available for Benefits, with Fund Information

                                 June 30, 1998



                                                                                      Fund Information
                                                              -----------------------------------------------------------
                                                                                                Becton,          Becton,
                                                                                               Dickinson        Dickinson
                                                                  Fixed         S&P 500       and Company      and Company
                                                                 Income          Index           Common          Preferred
                                                                  Fund           Fund          Stock Fund       Stock Fund
                                                              -----------------------------------------------------------
Assets
Investments at fair value:
   Becton, Dickinson and Company Common
     Stock (6,062,104 shares)                                                                $ 234,560,006      $ 725,462
   Becton, Dickinson and Company Series B ESOP
     Convertible Preferred Stock
     (837,613 shares) (Note 6)                                                                                208,063,120
   State Street Bank and Trust Company S&P 500 Flagship
     Fund Series A (574,418 units)                                             107,738,476
   State Street Bank and Trust Company MidCap
     Index Fund Series A (2,214,514 units)
   Barclays Global Investors Commingled
     Fund (1,179,187 units)
Investment Contracts at contract value
       (equivalent to cost):
   Allstate Life Insurance Company                            $ 31,353,804
   Caisse des Depots CDC                                         3,280,269
   Hartford Life Insurance Company                               6,532,192
   John Hancock Mutual Life Insurance Company                   18,132,815
   Metropolitan Life Insurance Company                          18,226,767
   People's Security Life Insurance Company                     23,836,646
   Continental Assurance                                        13,953,050
   Prudential Cap Max                                            5,000,000
   Security Life of Denver Insurance Company                     6,108,911
   Trans America Life & Annuity Company                         10,129,263
   State Street Bank and Trust Company                          16,191,512
                                                              -----------------------------------------------------------
Total investments                                              152,745,229     107,738,476     234,560,006    208,788,582

Receivables:
   Interest                                                        795,336                                          4,529
   Dividends                                                                                                      803,290
   Participants' contributions                                                       4,928           4,928
   Employer contributions                                                                                       4,462,935
  Other receivable                                                 358,806          91,913
   Loans receivable from participants (Note 2)
Cash and cash equivalents                                        1,508,470                       2,323,606      1,010,782
                                                              -----------------------------------------------------------
Total assets                                                   155,407,841     107,835,317     236,888,540    215,070,118

Liabilities
Accrued interest payable                                                                                        1,784,351
Debt obligations (Notes 6 and 7)                                                                               37,764,028
Investment management fees payable                                  74,701          37,292          51,460
Other                                                              109,360                           4,801
                                                              -----------------------------------------------------------
Total liabilities                                                  184,061          37,292          56,261     39,548,379
                                                              -----------------------------------------------------------
Net assets available for benefits                             $155,223,780    $107,798,025    $236,832,279  $ 175,521,739
                                                              ===========================================================


See accompanying notes.                                                    F-2

                         Becton, Dickinson and Company
                            Savings Incentive Plan

     Statement of Net Assets Available for Benefits, with Fund Information

                                 June 30, 1998 (continued)




                                                                                               Loans
                                                                        MidCap Index         Receivable   Holding
                                                        Balanced Fund       Fund               Account    Account     Total
                                                        -------------------------------------------------------------------------
Assets
Investments at fair value:
   Becton, Dickinson and Company Common Stock
     (6,062,104 shares)                                                                                             $235,285,468
   Becton, Dickinson and Company Series B
     ESOP Convertible Preferred Stock
     (837,613 shares) (Note 6)                                                                                       208,063,120
   State Street Bank and Trust Company
     S&P 500 Flagship Index Fund Series A (574,418 units)                                                            107,738,476
   State Street Bank and Trust Company
     MidCap Index Fund Series A (2,214,514 units)                          $25,187,883                                25,187,883
   Barclays Global Investors Commingled
     Fund (1,179,187 units)                                $25,701,548                                                25,701,548
Investment Contracts at contract value
     (equivalent to cost):
   Allstate Life Insurance Company                                                                                    31,353,804
   Caisse des Depots CDC                                                                                               3,280,269
   Hartford Life Insurance Company                                                                                     6,532,192
   John Hancock Mutual Life Insurance Company                                                                         18,132,815
   Metropolitan Life Insurance Company                                                                                18,226,767
   People's Security Life Insurance Company                                                                           23,836,646
   Continental Assurance                                                                                              13,953,050
   Prudential Cap Max                                                                                                  5,000,000
   Security Life of Denver Insurance Company                                                                           6,108,911
   Trans America Life & Annuity Company                                                                               10,129,263
   State Street Bank and Trust Company                                                                                16,191,512
                                                        ------------------------------                               -----------
Total investments                                           25,701,548      25,187,883                               754,721,724

Receivables:
   Interest                                                          4                                                   799,869
   Dividends                                                                                                             803,290
   Participants' contributions                                   1,643           4,928                                    16,427
   Employer contributions                                                                                              4,462,935
   Other receivable                                              8,729          13,197                                   472,645
   Loans receivable from participants (Note 2)
                                                                                            16,425,438                16,425,438
Cash and cash equivalents                                           50                                    1,605,143    6,448,051
                                                        ------------------------------------------------------------------------
Total assets                                                25,711,974      25,206,008      16,425,438    1,605,143  784,150,379

Liabilities
Accrued interest payable                                                                                               1,784,351
Debt obligations (Notes 6 and 7)                                                                                      37,764,028
Investment management fees payable                              17,967          22,232                                   203,652
Other                                                                                                                    114,161
                                                        ---------------------------------                            -----------
Total liabilities                                               17,967          22,232                                39,866,192
                                                        ---------------------------------                            -----------
Net assets available for benefits                          $25,694,007     $25,183,776     $16,425,438 $  1,605,143 $744,284,187
                                                        ========================================================================



























                         Becton, Dickinson and Company

                            Savings Incentive Plan

     Statement of Net Assets Available for Benefits, with Fund Information

                                 June 30, 1997

                                                                                 Fund Information
                                                         -------------------------------------------------------------------
                                                                                                 Becton,          Becton,
                                                                                                Dickinson        Dickinson
                                                           Fixed            S&P 500            and Company      and Company
                                                           Income            Index               Common          Preferred
                                                            Fund              Fund              Stock Fund       Stock Fund
                                                         -------------------------------------------------------------------
Assets
Investments at fair value:
  Becton, Dickinson and Company Common Stock
   (6,717,862 shares)                                                                         $170,045,781    $           82
  Becton, Dickinson and Company Series B ESOP
   Convertible Preferred Stock
  (873,698 shares) (Note 6)                                                                                      141,539,050
  State Street Bank and Trust Company S&P 500
  Flagship Index Fund (561,403 units)                                       $80,850,400
  State Street Bank and Trust Company
  MidCap Index Fund (524,824 units)
  Barclays Global Investors Commingled
  Fund (987,486 units)
Investment Contracts at contract
  value (equivalent to cost):
   Allstate Life Insurance Company                        $ 16,648,345
   Caisse des Depots CDC                                     1,872,027
   The Canada Life Assurance Company                         4,136,125
   Hartford Life Insurance Company                           6,089,486
   John Hancock Mutual Life Insurance Company               20,426,286
   Metropolitan Life Insurance Company                      23,191,463
   New York Life Insurance Company                           7,726,349
   Provident Life and Accident                              17,006,989
   Providian Capital Management                             24,541,124
   Security Life of Denver Insurance Company                 5,773,721
   Trans America Life & Annuity Company                      5,098,926
   State Street Bank and Trust Company                      16,593,121
                                                         -------------------------------------------------------------------
Total investments                                          149,103,962       80,850,400        170,045,781       141,539,132

Receivables:
   Interest                                                    795,059                               1,466             4,449
   Dividends                                                                                                         837,800
   Participants' contributions                                                   13,294
   Employer contributions                                                                                          4,167,655
   Loans receivable from participants (Note 2)
Cash and cash equivalents                                    6,397,032               34          1,117,142           996,729
                                                         -------------------------------------------------------------------
Total assets                                               156,296,053       80,863,728        171,164,389       147,545,765

Liabilities
Accrued interest payable                                                                                           1,974,436
Debt obligations (Notes 6 and 7)                                                                                  41,787,010
Payable for investments purchased                                                                  350,922
Investment management fees payable                              16,019           24,067             17,364
Other                                                          795,371         (889,378)         1,077,338
Loan repayments                                                 16,673           (2,491)            (7,662)
                                                         -------------------------------------------------------------------
Total liabilities                                              828,063         (867,802)         1,437,962        43,761,446
                                                         -------------------------------------------------------------------
Net assets available for benefits                         $155,467,990      $81,731,530       $169,726,427      $103,784,319
                                                         ===================================================================


See accompanying notes.                                                 F-3

                        Becton, Dickinson and Company
                            Savings Incentive Plan

     Statement of Net Assets Available for Benefits, with Fund Information

                          June 30, 1997 (continued)

                                                                        MidCap             Loans
                                                        Balanced        Index            Receivable
                                                          Fund           Fund              Account       Total
                                                    ---------------------------------------------------------------
Assets
Investments at fair value:
   Becton, Dickinson and Company Common Stock
     (6,717,862 shares)                                                                               $170,045,863
   Becton, Dickinson and Company Series B ESOP
   Convertible Preferred Stock
     (873,698 shares) (Note 6)                                                                         141,539,050
   State Street Bank and Trust Company S&P 500
   Flagship Index Fund (561,403 units)                                                                  80,850,400
   State Street Bank and Trust Company
   MidCap Index Fund (524,824 units)                                  $15,939,941                       15,939,941
   Barclays Global Investors Commingled
      Fund (987,486 units)                            $17,295,264                                       17,295,264
Investment Contracts at contract
  value (equivalent to cost):
   Allstate Life Insurance Company                                                                      16,648,345
   Caisse des Depots CDC                                                                                 1,872,027
   The Canada Life Assurance Company                                                                     4,136,125
   Hartford Life Insurance Company                                                                       6,089,486
   John Hancock Mutual Life Insurance Company                                                           20,426,286
   Metropolitan Life Insurance Company                                                                  23,191,463
   New York Life Insurance Company                                                                       7,726,349
   Provident Life and Accident                                                                          17,006,989
   Providian Capital Management                                                                         24,541,124
   Security Life of Denver Insurance Company                                                             5,773,721
   Trans America Life & Annuity Company                                                                  5,098,926
   State Street Bank and Trust Company                                                                  16,593,121
                                                    -------------------------------                   ------------
Total investments                                      17,295,264      15,939,941                      574,774,480

Receivables:
   Interest                                                    77                                          801,051
   Dividends                                                                                               837,800
   Participants' contributions                             27,674           6,947                           47,915
   Employer contributions                                                                                4,167,655
   Loans receivable from participants (Note 2)                                         $12,829,334      12,829,334
Cash and cash equivalents                                 100,013                                        8,610,950
                                                    --------------------------------------------------------------
Total assets                                           17,423,028      15,946,888       12,829,334     602,069,185

Liabilities
Accrued interest payable                                                                                 1,974,436
Debt obligations (Notes 6 and 7)                                                                        41,787,010
Payable for investments purchased                                                                          350,922
Investment management fees payable                                         10,336                           67,786
Other                                                    (642,960)       (168,415)                         171,956
Loan repayments                                             1,588             490                            8,598
                                                    -----------------------------                     ------------
Total liabilities                                        (641,372)       (157,589)                      44,360,708
                                                    --------------------------------------------------------------
Net assets available for benefits                     $18,064,400     $16,104,477      $12,829,334    $557,708,477
                                                    ==============================================================




























                         Becton Dickinson and Company
                            Savings Incentive Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information
                           Year ended June 30, 1998

                                                                        FUND INFORMATION
                                    ----------------------------------------------------------------------------
                                                                     BECTON,          BECTON,
                                                                    DICKINSON        DICKINSON
                                                                       AND              AND
                                         FIXED                       COMPANY          COMPANY
                                        INCOME        S&P 500         COMMON         PREFERRED       BALANCED
                                         FUND       Index Fund      STOCK FUND       STOCK FUND        FUND
                                    ----------------------------------------------------------------------------
Additions:
 Participants'
  contributions                    $ 10,610,807   $  7,407,458    $  5,894,615                      $ 2,374,927
 Rollover contributions               1,197,926        444,062         576,873                          177,429
 Company contributions                                                             $  4,462,935
 Loan repayments                      1,726,398      1,125,840       2,168,883                          275,513
 Interest income                     10,158,634          1,588          55,128           34,832           2,027
 Dividends                                                           1,798,364        3,269,957              59
 Other                                                                  90,638
 Transfers between funds                955,762      1,859,282      (8,141,804)         (83,622)      2,497,221
                                    ----------------------------------------------------------------------------
                                     24,649,527     10,838,230       2,442,697        7,684,102       5,327,176
Deductions:
 Distributions to
  participants                       21,827,595      7,729,636      15,313,945        5,113,540       2,096,730
 Loan withdrawals                     2,903,775      1,640,581       3,091,489          420,120         358,963
 Interest expense                                                                     3,568,700
 Administrative expenses                162,367         53,020          66,254                           18,082
 Other                                                                                  271,625
                                    ----------------------------------------------------------------------------
                                     24,893,737      9,423,237      18,471,688        9,373,985       2,473,775
Net appreciation in fair
value of investments                                24,651,502      83,134,843       73,427,303       4,776,206
                                    ----------------------------------------------------------------------------
Net increase (decrease)                (244,210)    26,066,495      67,105,852       71,737,420       7,629,607

Net assets available for
 benefits at beginning of
 year                               155,467,990     81,731,530     169,726,427      103,784,319      18,064,400
                                    ----------------------------------------------------------------------------

Net assets available for
 benefits at end of year
 (Note 3)                          $155,223,780   $107,798,025    $236,832,279     $175,521,739     $25,694,007
                                   ============================================================================
                                   ----------------------------------------------------------------
                                                         LOANS
                                       MIDCAP INDEX    RECEIVABLE       HOLDING
                                           FUND          ACCOUNT        ACCOUNT          TOTAL
                                   ----------------------------------------------------------------
Additions:
 Participants'
  contributions                       $ 3,018,420                      $1,605,143     $ 30,911,370
 Rollover contributions                   200,068                                        2,596,358
 Company contributions                                                                   4,462,935
 Loan repayments                          374,840      $ (5,671,474)                             -
 Interest income                              146         1,032,269                     11,284,624
 Dividends                                                                               5,068,380
 Other                                                                                      90,638
 Transfers between funds                2,913,161                                                -
                                   ---------------------------------------------------------------
                                        6,506,635        (4,639,205)    1,605,143       54,414,305
Deductions:
 Distributions to
  participants                          1,613,969           646,181                     54,341,596
 Loan withdrawals                         466,562        (8,881,490)                             -
 Interest expense                                                                        3,568,700
 Administrative expenses                   32,477                                          332,200
 Other                                                                                     271,625
                                   ---------------------------------------------------------------
                                        2,113,008        (8,235,309)                    58,514,121
Net appreciation in fair
value of investments                    4,685,672                                      190,675,526
                                   ---------------------------------------------------------------
Net increase (decrease)                 9,079,299         3,596,104     1,605,143      186,575,710

Net assets available for
 benefits at beginning of
 year                                  16,104,477        12,829,334                    557,708,477
                                   ---------------------------------------------------------------
Net assets available for
 benefits at end of year
 (Note 3)                             $25,183,776      $ 16,425,438  $  1,605,143    $ 744,284,187
                                   ================================================================

See accompanying notes.                                                     F-4

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                         Notes to Financial Statements

                                 June 30, 1998


1.  SIGNIFICANT ACCOUNTING POLICIES

Accounting records of the Becton, Dickinson and Company Savings Incentive Plan (the "Plan") are maintained on the accrual basis whereby all income, costs and expenses are recorded when earned or incurred. Investments are recorded on the basis of cost but are reported in the Plan's financial statements at fair value, redemption value or contract value. Fair value of marketable equity securities is determined by quoted market prices in an active market. The value of the Becton, Dickinson and Company Series B ESOP Convertible Preferred Stock was determined based upon the guaranteed redemption value of $59 per share or 640% of the fair value of the Becton, Dickinson and Company Common Stock, whichever is higher. The underlying investments in the Fixed Income Fund are contracts with insurance companies which are fully benefit responsive and valued at contract value. Contract value represents contributions made, plus interest at the contract rate and transfers, less distributions. Interests in commingled trust funds and mutual funds are valued at the redemption price established by the trustee or investment manager of the respective fund. Participant loans are valued at unpaid principal balances with maturities ranging from three months to four and one-half years for ordinary loans and twenty years for primary residence loans. Cash equivalents are stated at cost, which approximates fair value. The Company considers all highly-liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Investment management fees, brokerage fees, commissions, stock transfer taxes, and other expenses related to each investment fund are paid out of the respective fund. Becton Dickinson pays trustee fees and other administrative expenses directly from corporate funds. All ESOP fees are paid by Becton, Dickinson and Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan established for the purpose of encouraging and assisting employees in following a systematic savings program and to provide an opportunity for employees, at no cost to themselves, to become shareholders of Becton, Dickinson and Company. Employees of Becton, Dickinson and Company and certain of its domestic subsidiaries (the "Company") are eligible for participation in the Plan on the first enrollment date coincident with or next following the date on which the employee commences employment with the Company.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

Eligible employees who are members of the Plan can authorize a payroll deduction for a contribution to the Plan in an amount per payroll period equal to any selected whole percentage of pay from 2% to 20% inclusive. For purposes of the Plan, total pay includes base pay, overtime compensation and commissions. Pre-tax contributions are subject to annual limitations of $10,000 and $9,500 for 1998 and 1997, respectively, which may be increased annually based on the Consumer Price Index.

Individual employee contributions of up to 6% of total pay are eligible for a matching Company contribution. The Board of Directors of the Company may, within prescribed limits, establish, from time to time, the rate of Company contributions. It has authorized the Company to make a monthly contribution to the Plan in an amount equal to 50% of eligible employee contributions during said month minus any forfeitures.

Employee contributions can be in either before-tax ("401(k)") dollars or after-tax dollars or a combination of both. Employee contributions in before-tax dollars result in savings going into the Plan before most federal, state or local taxes are withheld. Taxes are deferred until the employee withdraws the 40l(k) contributions from the Plan.

Participating employees are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Company until such time that their participating interest is distributed to them. In general, a participating employee is subject to tax on the amount by which the distribution paid to him exceeds the amount of after-tax dollars he has contributed to the Plan.

Employee contributions are invested in five funds as described below:

 Fixed Income Fund: A fixed income fund with the full principal amount of employee contributions guaranteed by the Company.

 S&P 500 Index Fund: A diversified portfolio of common stocks and securities convertible into common stock. The Trustee's investment approach will be to hold all the common stocks included in Standard and Poor's 500 Stock Index (S&P 500) and, as a result, to produce an investment return very similar to that of the Index.

 Becton, Dickinson and Company Common Stock Fund: A fund which is comprised entirely of the Company's common stock.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

 Balanced Fund: A balanced fund comprised of fixed income securities, common stocks and convertible securities.

 MidCap Index Fund: A diversified portfolio of common stocks and securities convertible into common stock that make up the S&P MidCap 400 Stock Index. These stocks represent companies whose total market values are generally below those of the stocks in the S&P 500 Index. The fund seeks greater capital appreciation than the S&P 500 Flagship Fund Series A, but with greater volatility.

Employee contributions are invested, at the option of the employee, in the Fixed Income, the S&P 500 Index, the Becton, Dickinson and Company
Common Stock, the Balanced and the MidCap Index Funds in any combination of 1%, with a maximum of 100% (50% prior to August 1, 1996) of the employee's contribution being contributed to the Becton, Dickinson and Company Common Stock Fund.

The assets of the Fixed Income Fund are invested in contracts with various insurance companies, which provide known rates of return on deposited funds, provided that the contracts remain in force until their maturity. The weighted average yield for the investment contracts was 6.46% and 6.42% at June 30, 1998 and 1997, respectively. The crediting interest rates range from 5.55% to 7.49% at June 30, 1998 and 5.28% to 7.27% at June 30, 1997. Crediting interest rates are determined based on the balance and duration of the contract, with certain contracts subject to quarterly rate resets based on market indices. There are no minimum crediting interest rates or limitations on guarantees under the terms of the contracts. No valuation reserves have been established to adjust contract amounts. The fair value of the investment contracts recorded at contract value is approximately $155,922,000 at June 30, 1998.

State Street Bank & Trust Company ("State Street Bank") is the Plan's Trustee. State Street Bank is also the investment manager of the S&P 500 Index Fund, the MidCap Index Fund and the Becton, Dickinson and Company Common Stock Fund. PRIMCO Capital Management Inc. is the investment manager of the Fixed Income Fund. Barclays Global Investors is the investment manager of the Balanced Fund.

The assets of the Company Common Stock Fund are invested in shares of the Company's common stock. The Trustee has advised that its present intention is to purchase the Company's common stock exclusively on the open market.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

Contributions to the Company Common Stock Fund are comprised of both employee contributions, as well as employer matching contributions. For recordkeeping purposes, separate funds have been created to account for the respective contributions. These funds are referred to as Fund C for employer matching contributions and Fund D for employee contributions. Funds C and D have been combined into one investment fund, referred to as the Becton, Dickinson and Company Common Stock Fund, for financial statement purposes.

Any portion of the Funds, pending permanent investment or distribution, may be held on a short-term basis in cash or cash equivalents. The holding account represents funds received awaiting allocation to an investment fund.

The Company implemented an Employee Stock Ownership Plan (ESOP) whereby the Becton, Dickinson and Company Preferred Stock Fund was created to account for employer matching contributions being invested in convertible preferred stock on behalf of employees. Refer to Note 6.

The Plan also has a loan provision whereby employees are allowed to take loans on their vested account balances. Loans originating during a year bear a fixed rate of interest which is set annually. Employees are required to pay installment payments at each payroll date. The outstanding balance of a loan becomes due and payable upon an employee's termination. Should an employee, upon his termination, elect not to repay the outstanding balance, the loan is canceled and deemed a distribution under the Plan.

The Plan provides for vesting in employer matching contributions based on months of participation as follows:

                FULL MONTHS OF PARTICIPATION   PERCENTAGE
                ------------------------------------------



                Less than 24 months                 0%
                24 but less than 36 months         50%
                36 but less than 48 months         75%
                48 months or more                 100%

Any participating employee with 5 or more years of service regardless of months of participation will have a 100% vested percentage in the Company's matching contributions. Also, participants may become fully vested on the date of termination of employment by reasons of death, retirement or disability, or attainment of age 65. Participants may be partially vested under certain

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)




2.  DESCRIPTION OF THE PLAN (CONTINUED)

conditions in the event of termination of employment or participation in the Plan for any other reason. Non-vested Company contributions forfeited by participants are applied to reduce future Company contributions. Participants' contributions are always 100% vested.

The Board of Directors of the Company reserves the right to terminate, modify, alter or amend the Plan at any time and at its own discretion, provided that no such termination, modification, alteration or amendment shall permit any of the funds established pursuant to the Plan to be used for any purpose other than the exclusive benefit of the participating employees. The right to modify, alter or amend includes the right to change the percentage of the Company's contributions.

Amounts allocated to withdrawn participants which have not yet been distributed from the Plan as of June 30, 1998 and 1997 amounted to $839,972 and $5,562,000, respectively. For the purpose of preparing the Plan's Form 5500 such amounts are recorded as liabilities.

3.  UNIT VALUES

The number of units and unit values of each Fund at June 30, 1998 and 1997 were as follows:

                                                       NUMBER OF    UNIT/SHARE
                                                      UNITS/SHARES     VALUE
                                                    ---------------------------

June 30, 1998:
 Fixed Income Fund                                     18,042,512  $  8.611487
 S&P 500 Index Fund                                     2,953,268    36.468983
 Becton, Dickinson and Company Common Stock Fund        6,579,262    35.997180
 Becton, Dickinson and Company Preferred Stock Fund       370,645   248.400000
 Balanced Fund                                         11,752,827     2.185357
 MidCap Index Fund                                     10,755,407     2.339824

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)




3.  UNIT VALUES (CONTINUED)

                                                        NUMBER OF      UNIT/SHARE
                                                      UNITS/SHARES       VALUE
                                                     ------------------------------
June 30, 1997:
 Fixed Income Fund                                     19,243,372     $  8.079041
 S&P 500 Index Fund                                     2,914,202       28.045943
 Becton, Dickinson and Company Common Stock Fund        7,275,641       23.328037
 Becton, Dickinson and Company Preferred Stock Fund       351,199      162.000000
 Balanced Fund                                         10,277,335        1.757693
 MidCap Index Fund                                      8,748,582        1.840810

4,595,940 units and 1,983,322 units of the Company Common Stock Fund were allocated to participant accounts in Funds C and D, respectively, as of June 30, 1998. As of June 30, 1997, 5,207,371 units and 2,068,270 units of the Company Common Stock Fund were allocated to participant accounts in Funds C and D, respectively. In the Becton, Dickinson and Company Preferred Stock Fund, 370,645 and 351,199 of the total preferred shares of 837,613 and 873,698 held as of June 30, 1998 and 1997, respectively, were allocated to participant accounts.

4.  INCOME TAX STATUS

The Internal Revenue Service has ruled (December 30, 1994) that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5.  RELATED PARTY TRANSACTIONS

During the year ended June 30, 1998, the Plan purchased and distributed 386,226 shares and 1,041,984 shares, respectively, of the Company's common stock and recorded $1,798,364 in dividends on the common stock from the Company. In addition, the Plan distributed 36,085 shares of the Series B ESOP convertible preferred stock of the Company and recorded $3,269,957 in dividends on the preferred stock from the Company.

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)




6.  EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

The Company maintains an Employee Stock Ownership Plan (ESOP) as part of the Savings Incentive Plan. The ESOP operates to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's covered compensation. To accomplish this, the ESOP borrowed $60,000,000 in a private debt offering and used the proceeds to buy the Company's Series B ESOP convertible preferred stock.

Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 6.4 shares of the Company's common stock. The preferred stock pays an annual dividend of $3.835 per share which will be used by the ESOP, together with Company contributions to repay the ESOP borrowings. The allocated and unallocated shares at cost and market at June 30 were as follows:

                                      JUNE 30, 1998             June 30, 1997
                              -----------------------------------------------------
                                 ALLOCATED   UNALLOCATED    ALLOCATED   UNALLOCATED
                              -----------------------------------------------------
Becton, Dickinson and
 Company Series B ESOP
 Convertible Preferred Stock:
  Number of shares                  370,645       466,968      351,199      522,499
  Cost                          $21,868,233  $ 27,551,337  $20,720,725  $30,827,416
  Market                         92,068,269   115,994,851   56,894,228   84,644,822

Over a 15 year period, the trust will repay the loan; and as the loan is gradually repaid, a portion of the preferred stock will be released and used to match participants' contributions in the Plan. The initial allocation of preferred stock to plan participants began in March 1990. Each year, a pre-determined number of preferred shares will be released and available to be allocated to participants' accounts. If the total value of the preferred shares released (as the ESOP loan is repaid) is not sufficient to fully match the participants' contributions, the remaining portion of the match will be made to the Company Common Stock Fund (Fund C).

7.  DEBT OBLIGATIONS

In connection with the Employee Stock Ownership Plan feature, the Plan issued $60,000,000 of ESOP notes in a private placement. The notes bear interest at 9.45% and are guaranteed by the Company. The notes, which are due July 1, 2004,

                         Becton, Dickinson and Company
                            Savings Incentive Plan

                   Notes to Financial Statements (continued)




7.  DEBT OBLIGATIONS (CONTINUED)

require semi-annual interest payments and annual principal payments. The aggregate annual maturities of the debt obligations during the years ended June 30, 1999 to 2003 are as follows: 1999-$4,422,000; 2000-$4,861,000; 2001-
$5,343,000; 2002-$5,873,000 and 2003-$6,455,000.

8.  YEAR 2000 READINESS DISCLOSURES (UNAUDITED)

The Plan Sponsor has developed a Company-wide Year 2000 plan (the "Year 2000 Plan") with the intent to ensure that its internal information technology systems will function properly into the Year 2000. The Year 2000 Plan also includes determining whether third-party service providers have reasonable plans in place to become Year 2000 compliant. Detailed evaluations of critical third-party service providers have been initiated through questionnaires, interviews, on-site visits and other available means. The Plan Sponsor intends to monitor the progress made by those parties, to test critical system interfaces and to formulate appropriate contingency plans to address third-party issues identified through its evaluations and assessments. The Plan Sponsor presently believes it has an effective Year 2000 Plan in place to anticipate and resolve any potential Year 2000 issues in a timely manner. In the event, however, that the Plan Sponsor does not properly identify Year 2000 issues, or the compliance, assessment, remediation and testing is not conducted on a timely basis with respect to Year 2000 issues identified, there can be no assurance that Year 2000 issues will not materially affect the Plan and its operations.

9.  SUBSEQUENT EVENT

On August 20, 1998, Becton, Dickinson and Company distributed to shareholders an additional share of common stock for each share owned on August 10, 1998 to effect a two-for-one stock split. Accordingly, all Becton, Dickinson and Company common share and per share data have been adjusted to reflect the stock split.

                         Becton, Dickinson and Company
                             Savings Incentive Plan

           Item 27a--Schedule of Assets Held for Investment Purposes

                                 June 30, 1998


                                                   NUMBER                     CONTRACT
 IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR   OF UNITS                    OR FAIR
      PARTY AND DESCRIPTION OF INVESTMENT         OR SHARES      COST          VALUE
----------------------------------------------------------------------------------------


STATE STREET BANK & TRUST COMPANY
*Becton, Dickinson and Company Common Stock       6,062,104    $40,854,803  $235,285,468

STATE STREET BANK & TRUST COMPANY
*Becton, Dickinson and Company Series B ESOP
 Convertible Preferred Stock                        837,613     49,419,570   208,063,120


STATE STREET BANK & TRUST COMPANY
S&P 500 Flagship Series A Fund                      574,418     92,434,926   107,738,476

STATE STREET BANK & TRUST COMPANY
S&P MidCap Index Fund Series A                    2,214,514     23,422,651    25,187,883

BARCLAYS GLOBAL INVESTORS
Commingled Fund                                   1,179,187     17,289,162    25,701,548

ALLSTATE LIFE INSURANCE COMPANY
GIC #GA/5483A, due 7/28/98, at 5.85%                             3,900,752     3,900,752
GIC #GA/77016A, due 2/15/03, at 6.37%                           16,904,064    16,904,064
GIC #GA/5506A, due 9/16/98, at 5.73%                             3,728,471     3,728,471
GIC #GA/31028, due 2/15/02, at 6.23%                             6,820,517     6,820,517

CAISSE DES DEPOTS
BR-239-01, due 5/31/00, at 6.08%                                 1,283,766     1,283,766
BR-239-02, due 12/12/02, at 5.77%                                1,996,503     1,996,503

HARTFORD LIFE INSURANCE COMPANY
GIC #GA/10120, due 8/2/99, at 7.27%                              6,532,192     6,532,192

JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY
GIC #GA/7238, due 11/12/98, at 5.59%                             1,355,229     1,355,229
GIC #GA/7238-1, due 12/2/02, at 6.04%                            1,500,000     1,500,000
GIC #GA/7433, due 5/1/04, at 5.79%                              15,277,586    15,277,586

METROPOLITAN LIFE INSURANCE COMPANY
GIC #GA/13669, due 2/15/99, at 5.61%                             6,370,010     6,370,010
GIC #GA/13817, due 1/2/01, at 6.35%                             11,856,757    11,856,757

PRUDENTIAL CAP MAX
GIC #10008/211, due 6/19/08, at 6.05%                            5,000,000     5,000,000


 * As Becton, Dickinson and Company is the plan sponsor, these represent party-in-interest transactions.

                         Becton, Dickinson and Company
                             Savings Incentive Plan

     Item 27a--Schedule of Assets Held for Investment Purposes (continued)

                                 June 30, 1998



                                                            NUMBER                        CONTRACT
     IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR        OF UNITS                       OR FAIR
          PARTY AND DESCRIPTION OF INVESTMENT              OR SHARES        COST           VALUE
-----------------------------------------------------------------------------------------------------


CONTINENTAL ASSURANCE COMPANY
GIC #630/05752, due 9/15/00, at 7.49%                                    $ 13,953,050    $ 13,953,050

PEOPLES SECURITY LIFE INSURANCE COMPANY
#BDA00027TR1, due 6/15/04, at 6.82%                                        23,836,646      23,836,646

SECURITY LIFE OF DENVER INSURANCE COMPANY
GIC #FR108, due 12/31/99, at 6.53%                                          6,108,911       6,108,911

STATE STREET BANK AND TRUST
GIC #96034, due 12/31/00, at 6.70%                                         16,191,512      16,191,512

TRANS AMERICA LIFE INSURANCE AND ANNUITY COMPANY
GIC #76572, due 11/15/04, at 5.62%                                         10,129,263      10,129,263
                                                                     --------------------------------

Total investments                                                         376,166,341     754,721,724

Loans receivable from participants (original loan
 amounts ranging from $1,000 to $50,000 bearing
 interest at rates ranging from 7% to 11.5%)                               16,425,438      16,425,438


                                                                     --------------------------------
                                                                         $392,591,779    $771,147,162
                                                                     ================================

                         Becton, Dickinson and Company
                             Savings Incentive Plan

                 Item 27d--Schedule of Reportable Transactions

                            Year ended June 30, 1998


                                                              TOTAL
                                                             NUMBER OF       AGGREGATE       AGGREGATE       GAIN
                                          DESCRIPTION        PURCHASES       VALUE OF        VALUE OF         OR
   IDENTITY OF PARTY INVOLVED             OF ASSETS          OR SALES        PURCHASES         SALES        (LOSS)
-------------------------------------------------------------------------------------------------------------------


CATEGORY (i)-INDIVIDUAL
 TRANSACTIONS IN EXCESS OF 5%
State Street Bank and Trust Company   S&P 500 Flagship Fund                 $ 90,025,993
State Street Bank and Trust Company   S&P 500 Flagship Fund                                 $90,025,993    $45,207,160

CATEGORY (iii)-SERIES OF
 TRANSACTIONS IN EXCESS OF 5%
State Street Bank and Trust Company   S&P 500 Flagship Fund       106        106,326,094
State Street Bank and Trust Company   S&P 500 Flagship Fund        79                       104,090,114    $48,434,867
State Street Bank and Trust Company   Short-term                  356        113,745,769
                                      Investment Fund
State Street Bank and Trust Company   Short-term                  276                       118,390,237
                                      Investment Fund
State Street Bank and Trust Company   Midcap Index Fund Series A   63         26,095,891
State Street Bank and Trust Company   Midcap Index Fund Series A   61                         2,783,328        110,087
Becton Dickinson and Company          Common Stock                104         11,944,700

    Becton Dickinson and Company      Commom Stock                151                        29,925,531     18,669,636



There were no category (ii) or (iv) reportable transactions during 1998.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE MEMBERS OF THE SAVINGS INCENTIVE PLAN COMMITTEE HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                          Becton, Dickinson and Company
                                           Savings Incentive Plan

                                                  /s/ Gerald Caporicci
                                          _____________________________________
                                                    GERALD CAPORICCI
                                             MEMBER, SAVINGS INCENTIVE PLAN
                                                        COMMITTEE

Date: December 11, 1998

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                    DESCRIPTION                            METHOD OF FILING
-------                   -----------                            ----------------
   23           Consent of Independent Auditors               Filed with this report